WOODSIDE
AUSTRALIAN ENERGY

04 JAN 15 AM 7:21

5 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

04012154

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside farms in to Sierra Leone acreage, lodged with the Australian Stock Exchange on 5 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

**Rebecca Sims**
**Compliance Officer**

dlw 1/20

# ANNOUNCEMENT
**(ASX: WPL)**

1954 2004
*Commitment to Growth*

WOODSIDE

**MONDAY, 5 JANUARY 2004**
**9:00AM (WST)**


<u>MEDIA</u>
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

<u>INVESTORS</u>
DAVID CRAIG
W: + 61 8 9348 6735
M: + 61 418 944 670
E: david.craig@woodside.com.au


## <u>WOODSIDE FARMS IN TO SIERRA LEONE ACREAGE</u>

Woodside Energy Ltd. has acquired from Repsol YPF a 50% interest in two offshore exploration blocks in Sierra Leone, west Africa.

Under the farm-in agreement, which is subject to Sierra Leone Government approval, Woodside's commitment over the initial exploration period to 2007 is limited to seismic data acquisition and interpretation.

Repsol YPF, as operator of the permits, will acquire more than 3000sqkm of three-dimensional seismic in 2004. The joint venture has no commitment to drilling before 2007.

Woodside's Director of New Ventures, Agu Kantsler, said the farm-in was among five to seven deepwater exploration options that Woodside was seeking in Africa in line with its strategy that identified the region as a core focus area.

"Sierra Leone offers another opportunity for Woodside to employ its sub-surface technical strengths and to spread its deepwater portfolio risk," Dr Kantsler said.

He said Woodside's regional technical evaluation suggested the area had the potential for good quality, deep-marine reservoirs and for the discovery of significant hydrocarbon volumes.

"This opportunity provides Woodside with a relatively low-risk, low-cost entry to a very large area which we can mature by using our strong technical skills and by leveraging our competence gained in the deepwater off Mauritania," he said.

"Sierra Leone is on an encouraging path to reconstruction following 11 years of civil war and is described by the World Bank as having established 'a unique track record for a post-conflict country'.

"Our involvement at this stage allows us to be an early participant in the renewal of Sierra Leone's oil and gas exploration industry which has been non-existent since the early 1980s."

**Attachment: LOCATION MAP**

## LOCATION MAP



Freetown
GUINEA
8°0'0"N
SIERRA LEONE
LIBERIA
SL-1
SL-2
SL-3
SL-4
SL-5
SL-6
SL-7
6°0'0"N
N
0
50
100
Kilometres
Woodside Interests
14°0'0"W
12°0'0"W
10°0'0"W
400-19658-2
Algeria
Libya
Mauritania
Sierra Leone
Kenya